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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:         3235-0058
                                               Expires:      March 31, 2006
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
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        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                          333-90817
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                                                        CUSIP NUMBER

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(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:    January 2, 2005
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     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ]
     Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING        IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                   HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

        Sbarro, Inc.
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Full Name of Registrant


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Former Name if Applicable


        401 Broadhollow Road
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Address of Principal Executive Office (Street and Number)


        Melville, NY  11747
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant's Annual Report on Form 10-K for the year ended January 2, 2005 could not be filed within the prescribed time period because of the time and effort involved in its analysis of the impact of the views of the Staff of the Securities and Exchange Commission concerning the accounting for operating leases set forth in the February 7, 2005 letter from the Chief Accountant of the Securities and Exchange Commission to the Chairman of the Center for Public Company Audit Firms of the American Institute of Public Accountants and certain recent changes in the Company's management and accounting staff.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Anthony J. Puglisi                  631                  715-4163
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              (Name)                   (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be YES NO included in the subject report or portion thereof? [X] [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                  SEE EXHIBIT A

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                                  Sbarro, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 4, 2005                By /s/ Anthony J. Puglisi
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                                      Anthony J. Puglisi, Vice President -
                                      Finance and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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

                                    EXHIBIT A

Although Registrant expects to report a loss for the year ended January 2, 2005, it will report significantly improved revenues, operating income and net loss from the prior year. While Registrant does not believe that the impact of any change in accounting for operating leases will have a significant effect, it has not as yet been able to quantify the impact and, therefore, actual results of operations.